SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2812	RFENYES@STBLAW.COM

VIA EDGAR

November 7, 2014

Re:                             Acceleration Request for PRA Health Sciences, Inc.
Registration Statement on Form S-1 (File No. 333-198644)

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: John Reynolds

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, PRA Health Sciences, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 11:00 a.m., Washington, D.C. time, on November 12, 2014, or as soon as practicable thereafter.  We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2812 with any questions.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
David Link